F O R M    3

             U.S. SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
     INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange
Act of  1934, Section 17(a) of the Public Utility Holding Company
Act of  1935 or Section 30(f) of the Investment Company Act of
1940

1.   Name and Address of Reporting Person

        Astoria Capital Partners, L.P.
        6600 SW 92nd Avenue, Ste. 370
        Portland, Oregon  97223
        (503) 244-1956 (Phone)
        (503) 244-3801 (Fax)

2.   Date of Event Requiring Statement (Month/Day/Year)

        9/4/98

3.   IRS or Social Security Number of Reporting Person
     (Voluntary)

        94-3160631

4.   Issuer Name and Ticker or Trading Symbol

        Savoir Technology Group Inc. (f/k/a Western Micro
          Technology, Inc.)

5. Relationship of Reporting Person to Issuer (Check all applicable)

     [ ] Director                   [X] 10% Owner
     [ ] Officer (give title below) [ ] Other (specify below)

6.   If Amendment, Date of Original (Month/Year)

7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by One Reporting Person
     [ ]  Form filed by More than One Reporting Person

     Table 1 - Non-Derivative Securities Beneficially Owned

1.   Title of Security (Instr. 4)

        Common Stock, par value $.01 per share

2.   Amount of Securities Beneficially Owned (Instr. 4)

        757,823

3.   Ownership Form:  Direct (D) or Indirect (I) (Instr. 5)

        D

4.   Nature of Indirect Beneficial Ownership (Instr. 5)

        Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. If this form is filed by more than one reporting person, see Instruction
5(b)(v).

       Table II - Derivative Securities Beneficially Owned
 (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instr. 4)

     (a)  Warrants to Purchase Common Stock

     (b)  Series A Convertible Preferred Stock

2.   Date Exercisable and Expiration Date (Month/Day/Year)

     (a)  Date Exercisable Immed.
          Expiration Date  9/12/02

     (b)  Date Exercisable Immed.
          Expiration Date  N/A

3.   Title and Amount of Securities Underlying Derivative
     Security (Instr. 4)

     (a)                 Title:    Common Stock, par value $.01
                         per share

          Amount or
          Number of
          Shares         103,500

     (b)                 Title     Common Stock, par value $.01
                         per share

          Amount or
          Number of
          Shares         207,000

4.   Conversion or Exercise Price of Derivative Security

     (a)  $9.56

     (b)  $9.31

5.   Ownership Form of Derivative Security:  Direct (D) or
   Indirect (I) (Instr. 5)

     (a)  D

     (b)  D

6.   Nature of Indirect Beneficial Ownership (Instr. 5)

Explanation of Responses:

                                ASTORIA CAPITAL PARTNERS, L.P.



                                By /s/ Richard W. Koe     12/18/98
				_____________________     ________
                                Richard W. Koe              Date
                                General Partner of
                                Astoria Capital Partners, L.P.

        **Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and
15 U.S.C. 78ff(a).

        Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

        Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.